Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Form S-4 File No.: 333-107098

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as part of the joint proxy statement/prospectus filed by each of Biogen and IDEC with the Securities and Exchange Commission on October 6, 2003, which is incorporated by reference into this filing.

THE FOLLOWING IS AN INTERNAL COMMUNICATION TO EMPLOYEES TO UPDATE THEM ON THE STATUS OF THE PROPOSED MERGER AND TO RESPOND TO FREQUENTLY ASKED QUESTIONS.

MERGER NEWS

What’s in a Name?

Creating the right identity for a dynamic new company

An interview with Gunther Winkler, Biogen’s Vice President of Strategic Initiatives and leader of the Biogen Idec corporate branding effort

Upon final approval of the merger by shareholders, we will officially present ourselves to the world as Biogen Idec. The individual predecessor Companies each enjoyed a history of success, but how will the new Company be perceived by the many constituents we interact with: employees, prospective employees, investors, patients, physicians, collaboration partners? The truth is, Biogen constituents will transfer their view of Biogen to the new company and Idec constituents will transfer their view of Idec to the new company. It will be difficult for most to begin thinking of Biogen Idec as a single, unique entity with a distinct strategy and identity.

But not for long. A team from both companies has been working diligently for the past few months to develop a brand identity for the new Company that delivers a clear, concise, and consistent message to our many audiences about what they can expect from Biogen Idec. Here’s a preview of the team’s work, according to team leader Gunther Winkler.

MERGER NEWS
What's in a Name?
What's Next?
Safe Harbor Statement
Additional Information and Where to Find It

We know the name of the company will be Biogen Idec. Were any other names considered?

Not really. For a fleeting moment we may have considered coming up with a completely new name. But the truth is, Biogen and Idec each have such strong and positive brand recognition that the only logical decision was to position both names prominently in the new company identity. Bill Rastetter and Jim Mullen made this decision very early on in the merger discussions.

What do we really mean when we talk about creating a brand for the new company?

Well, a brand has some tangible elements to it such as a logo, a specific typestyle, and corporate colors. But these things are all very deliberately designed to convey a well thought out message. For example, when you see Coca-Cola’s logo or hear its name, you immediately get an image in your mind based on your experience with the product as well as the messages the company sends through advertising, public relations, and other media. We want to do the same thing with Biogen Idec. We’re creating a look with our new logo that will convey a message to all of our “consumers”: employees, job candidates, the investment community, shareholders, patients and physicians, and so on.

But Coca-Cola is probably known first as a product rather than a company. How do our products fit into the corporate branding effort?

There’s definitely a difference between branded products and corporate brands. One thing we realized very early on is that Biogen and Idec are each what is known as a “house of brands.” For example, people buy Avonex® because they believe in the drug. And the corporate brand behind the drug plays a very minor role in the decision. Of course, the corporate brand appears on the product box so there’s some connection between the two.

The merger is a perfect opportunity for us to establish new positioning for the company that will bring the product brands closer together with the new corporate brand. We believe that if we do an effective job of positioning the new company, we can strengthen the positioning of our products in the market by creating a very strong association between “great company, great products.” To this point, the branding team will be working very closely with our commercial staffs to determine how to bring the Biogen Idec name more into the forefront of our product development and marketing efforts.

Who’s involved in the branding process?

We have a joint team from Biogen and Idec working on this, including Bill Rastetter and Jim Mullen, who are heavily involved in establishing every aspect of our identity as a merged company. The team is working closely with a well-know branding firm based in New York City, called Interbrand. Interbrand has worked very successfully with Biogen in the past (they created the name Amevive®) and they have quite an impressive list of high-profile clients in our industry and in others, including British Airways and BMW.

How do you go about developing a brand?

We’ve been going through a structured, proven process. Our goal is to preserve the strong heritage of the two legacy companies while elevating the new company’s image, message and identity. In branding terms, this is known as our “aspiration.” The image is not just what we’re all about today, but what we want to be about tomorrow.

To understand the heritage of the two companies, we interviewed employees, physicians (dermatologists, neurologists and oncologists), collaboration partners, analysts and investors. We’re in the process of analyzing the data from these interviews which will help us establish critical elements of our brand including:

• Our desired competitive positioning

• Our vision and mission as a new company

The words and images that we use to describe the new company in internal and external communication, including advertising and product positioning, media relations, and investor presentations. In addition we will integrate the shared values that were formulated by the Integration Team.

Will we have specific guidelines for using the logo?

Yes. We really need to protect the value of the Biogen Idec trademark, logo and image. A key way to do this is to ensure that we maintain absolute consistency in our logo: the colors, the size and font of the letters in the company name, its use in marketing and public affairs, our stationery and business cards. In fact, plans are underway for a “Branding Toolkit”, that will provide the proper guidance, and examples for using the Biogen Idec logo. Business cards, stationery, employment advertising, educational and customer service materials, all of these things will conform to a standard that ultimately will help strengthen the Biogen Idec trademark and brand.

What if we need to use the logo before then?

We can’t. Although it’s tempting to make up your own Biogen Idec logo for presentations and such, we simply can’t before the merger is effective. If you feel you have a need to access the logo for preparation of post-merger materials, please contact me or my assistant Fran Dingle.

When do we get to see the visuals and hear the words?

The day after the close, we will unveil the logo and start to integrate the messages into our communications. Legally, we have some restrictions on when we can use the new name so we must wait for that reason. But starting on day one, you will see the brand applied to our new intranet, new signage, stationery, business cards, advertising, billboards...anything that once had a Biogen or Idec image attached to it will be re-branded with the new Biogen Idec trademark.

Can you give us a hint about what that will look like?

It’s difficult to describe a visual, but I’ll give it a try. I think the logo design is an excellent example of the careful thought that has gone into the whole branding initiative. Every aspect is selected for a very specific reason.

For example, the essential message behind the logo development is the idea of coming together. So our corporate color will be a deep purple that represents a melding of the Biogen red and the Idec blue. The logotype will be all lower case letters and the space between the two names will be somewhat less than what you might expect. This gives the visual impression of a single company, but the two names are easily recognized.

To further emphasize the joining of the two companies, we put a frame around the logotype. But it’s not a solid box frame; the lines extend beyond the corners. This was done intentionally to symbolize that Biogen Idec is more than the sum of its parts; this is a company that can extend beyond its current boundaries.

We incorporated other ideas, too: the “b” in the Biogen portion of the logo mirrors the “d” in Idec. And when the logo is applied to product packaging, or advertising, or really anything in print, it will be completely integrated with the package or the page, not something plunked on as an after-thought.

What’s Next?

Once the analysis from the interview process is completed, we will finalize the verbal messaging. This includes a tagline and other themes we believe will help strengthen our position and build a strong image for Biogen Idec. We’re also developing corporate guidelines for using the trademarked logo, typefaces, colors, and the like so that we’re all sending a consistent message. And finally, we’ve got to replace everything that bears the Biogen or Idec name as quickly as possible after the merger closes! That’s a big job!

The team is very excited about the work we’re doing. We think we’ve hit just the right tone with the logo and messaging that is planned. And we really believe that the way the new company has chosen to brand itself will set us apart as a business and as an employer.

Who’s on the Team?

The branding team consists of three experienced managers from each company. The Team works closely with the CEO’s, Senior Management, and many other experts from Public Affairs, Investor Relations, Strategic Sourcing, Facilities Management, Commercial, Operations, and others.

The Branding Team:

• Tom Bucknum (Biogen) – Legal
•   Connie Matsui (Idec) – Planning and Resource Development
•   Vince Reardon (Idec) – Corporate Communications
•   Bill Rohn (Idec) – COO
•   Amy Ryan (Biogen) – Public Affairs
• Gunther Winkler (Biogen) – Strategic Initiatives

Gunther Winkler is Vice President of Strategic Initiatives. He joined Biogen in 1988 after completing post-doctoral work at the University of Medicine and Dentistry in New Jersey. He has a Ph.D. in biochemistry from the University of Vienna in Austria.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Stockholders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and any other relevant materials filed by Biogen or IDEC with the SEC because they contain, or will contain, important information about IDEC, Biogen and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Biogen and IDEC seeking their approval of the proposed transaction. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Biogen, Inc., 14 Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121 when it becomes available. In addition, stockholders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and stockholders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Stockholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction before voting or making any investment decision with respect to the proposed transaction.

Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen’s 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information about the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC’s 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction is set forth in the definitive joint proxy statement/prospectus.